Exhibit 99.2

Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Nicos Pfeiffer

I, Nicos Pfeiffer, P.Geo., as an author of this report entitled “Tasiast Mine, Mauritania - National Instrument 43-101 Technical Report” with an effective date of December 31, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Geology & Technical Evaluations and Company QP with Kinross Gold Corp. of 25 York Street, 17th floor, Toronto, Ontario.

2)	I am a graduate of Carleton University, Ottawa, Ontario in 2009 with an Honours B.Sc. Earth Science.

3)	I am registered as a Professional Geologist in the Province of Ontario (Reg# 2354). I have over 15 years of mining industry experience. My relevant experience for the purpose of the Technical Report is:

o	Domestic and international experience in both underground and open pit operational geology roles as well as exploration and resource estimation.

o	Experience leading multi-disciplinary technical teams in both a corporate and operational capacity.

4)	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5)	I last visited the Tasiast Mine on 25 – 28 November, 2024.

6)	I am responsible for Sections 3-6, 20, 23, 24, and relevant portions of 1, 2, 25, 26, 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of March, 2025

(Signed and Sealed) Nicos Pfeiffer

Nicos Pfeiffer, P.Geo.